Telephone: 1-212-558-4000 Facsimile: 1-212-558-3588 WWW.SULLCROM.COM	125 Broad Street New York, New York 10004-2498 los angeles • Palo Alto • washington, D.C. Brussels • Frankfurt • london • paris Beijing • Hong Kong • Tokyo Melbourne • Sydney

November 22, 2022

VIA EDGAR

U.S. Securities and Exchange Commission,

       Division of Corporation Finance,

           Office of Real Estate & Construction,

                  100 F Street, N.E.,

                      Washington, D.C. 20549.

Attention: Jeffrey Lewis

   Jennifer Monick

   Ronald Alpher

   David Link

Re:	DiamondHead Holdings Corp. Registration Statement on Form S-4 Filed October 11, 2022 File No. 333-267820

Ladies and Gentlemen:

On behalf of our client, DiamondHead Holdings Corp. (the “Company”), we are filing this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in a letter, dated November 8, 2022, with respect to the Company’s Registration Statement on Form S-4 filed with the Commission on October 11, 2022.

The Company is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement on Form S-4 (“Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold text and have provided the Company’s response immediately following each comment including, where applicable, a cross-reference to the location in Amendment No. 1 of changes made in response to the Staff’s comment. Capitalized terms used, but not defined, herein have the meanings given to such terms in Amendment No. 1.

U.S. Securities and Exchange Commission

November 22, 2022

Registration Statement on Form S-4 filed October 11, 2022

Cover page

1.	On the cover page, please revise to quantify the interests in the business combination that the Sponsor, its affiliates, and DHHC’s directors and officers have that may be different from, in addition to, or may conflict with the interests of DHHC stockholders which may incentivize them to complete the business combination.

Response: The Company has revised the disclosure on the cover page of Amendment No. 1 to address the Staff’s comment.

2.	Please revise your cover page to indicate and define the Minimum Cash Condition.

Response: The Company has revised the disclosure on the cover page of Amendment No. 1 to address the Staff’s comment.

Selected Definitions and Basis of Presentation, page vi

3.	We note your statement, on page viii, that “Certain sections in this proxy statement/prospectus also refer to a 25% redemption scenario, 50% redemption scenario and/or a maximum redemption scenario. Unless otherwise specified, that scenario assumes for illustrative purposes that all of the assumptions described above apply, except that (i) . . . (iii) in respect of the maximum redemption scenario, 22,024,388 Public Shares (including all of the Public Shares held by the Anchor Investors) are redeemed and the Minimum Cash Condition has not been waived by GSH, resulting in an aggregate payment of approximately $220,243,880 million from the Trust Account.” It appears to us that the assumptions you use throughout your prospectus is that the maximum redemption is $220 million from the $345 million in the Trust account so that $125 million remaining in the Trust Account satisfies the $125 million minimum cash requirement of GSH. We do not understand your basis for this assumption given that a greater number of shareholders than 22,024,388 may seek to redeem their shares. It appears that the maximum redemption should reflect the maximum redemptions possible. Please revise as appropriate.

Response: The Company has revised the disclosures in Amendment No. 1, including on pages viii, xii-xiii, 23-26 and 69 thereof, to address the Staff’s comment.

U.S. Securities and Exchange Commission

November 22, 2022

Questions and Answers About The Business Combination, page ix

4.	We note your disclosure on page x that each GSH Option will be exchanged for an option to purchase a number of UHG Class A Common Shares and each GSH Warrant will be converted into a warrant to acquire a number of UHG Class A Common Shares. Please revise your filing to disclose the number of options to be issued and the terms and the amount of warrants to be issued and the terms under both the minimum and maximum redemption scenarios.

Response: The Company has revised the disclosure in Amendment No. 1, including on pages x-xi, 2-3, 194 and 221 thereof, to address the Staff’s comment with respect to the number and terms of the options and warrants. As reflected in the sensitivity table on pages xii-xiii of Amendment No. 1, the amount of options and warrants to be issued will not vary under the minimum and maximum redemption scenarios; rather, the percentage of overall ownership may be impacted depending upon the amount of redemptions, the impact of which is reflected in such table.

Risk Factors
The Sponsor and DHHC’s directors, officers and their affiliates may elect to purchase Public Shares, page 50

5.	We note disclosure in your risk factor that your sponsor, officers, directors and affiliates may purchase shares from public holders for the purpose of voting those shares in favor of a proposed business combination, thereby increasing the likelihood of the completion of the combination. Please explain how such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance.

Response: The Company acknowledges the Staff’s comment and confirms that as of the date of Amendment No. 1, none of the Company’s Sponsor, directors, officers or respective affiliates, directly or indirectly, have made any purchases of Public Shares. The Company advises the Staff that any purchases of Public Shares made pursuant to the terms of the Financing Commitment Letter will not be subject to Rule 14e-5 of the Exchange Act pursuant to the exception provided by Rule 14e-5(b)(7) for purchases pursuant to contractual obligations because (i) the Financing Commitment Letter was entered into by the parties thereto prior to the public announcement of the Company’s entry into the Business Combination Agreement, (ii) the obligations set forth in the Financing Commitment Letter are binding on all parties thereto, and (iii) the commitment to purchase Public Shares contemplated by the Financing Commitment Letter was disclosed in connection with the announcement of the Business Combination Agreement and the material terms therein have been disclosed. Further, any other purchase of Public Shares by the Company’s Sponsor, directors, officers or respective affiliates will comply with Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01, including that any such shares will not be voted in favor of the Business Combination Proposal. The Company has revised the disclosure on page 53 of Amendment No. 1 to clarify that any such purchases of Public Shares will comply with Rule 14e-5.

U.S. Securities and Exchange Commission

November 22, 2022

Unaudited Pro Forma Condensed Combined Financial Information
Notes to the Unaudited Pro Forma Condensed Combined Financial Information, page 69

6.	We note your footnote 1 that aggregate potential consideration will be $700 million less adjustments for cash and net debt. Please tell us how your potential consideration (i.e. number of UGH Class A and B Common shares and Earn Out Shares) results in a consideration value of $700 million less adjustments for cash and net debt.

Response: The Company has revised the disclosure on page 73 of Amendment No. 1 to express the aggregate potential consideration of $700 million for the Business Combination, based on (i) the Closing Consideration of $500 million minus GSH’s estimated closing indebtedness plus GSH’s estimated closing cash payable in UHG Class A Common Shares and UHG Class B Common Shares valued at $10 per share plus UHG Class A Common Shares underlying the Rollover Options and the Assumed Warrants and (ii) up to $200 million in additional earnout consideration payable in the form of the contingent right to receive the Earn Out Shares.

7.	We note your adjustment 3c. Please tell us how you determined it is appropriate to record the impact of transaction costs in the line item for prepaid expenses and other current assets.

Response: The Company has revised the disclosure on page 76 of Amendment No. 1 to address the Staff’s comment. With respect to pro forma adjustment 3(c), the Company submits that $1.5 million of deferred offering costs is recorded within the total $23.6 million and $18.2 million adjustment to additional paid-in capital under the no redemption and maximum redemption scenarios, respectively.

8.	We note your adjustments 3(d)(7), 4(d) and 5(d) and we note your footnote 7. Please address the following:

•	Please clarify for us how you derived the amount for 3(d)(7); in this regard, please clarify how the amount for APIC and retained earnings is less than the sum of the stock compensation expense for the year ended December 31, 2021 and the six months ended June 30, 2022.

•	Please revise to disclose the inputs and assumptions used to value the earnout consideration issuable to holders of GSH options.

Response: To address the Staff’s comment, the Company has adjusted APIC and retained earnings in adjustment 3(d)(7) on page 77 of Amendment No. 1 to reflect the sum of the stock compensation expense for the year ended December 31, 2021, and the nine months ended September 30, 2022, reflected in adjustments 4(d) and 5(d) on pages 78 and 79 of Amendment No. 1, respectively. Additionally, the Company has updated footnote 7 of the Notes to the Unaudited Pro Forma Condensed Combined Financial Information on pages 80-81 of Amendment No. 1 to disclose the quantitative inputs and material assumptions used in the valuation of the fair value of Earn Out Shares issuable to GSH Option Holders.

9.	We note your adjustments 3e, 4a and 5a. Please tell us and revise to clarify your basis for your determination that the markup on land should be 15%. Please revise to disclose any material uncertainties, if any, with respect to this adjustment. Please refer to Rule 11-02 of Regulation S-X.

Response: The Company has revised the disclosures relating to adjustments 3(e), 4(a) and 5(a) on pages 77-78 of Amendment No. 1 to address the Staff’s comment.

U.S. Securities and Exchange Commission

November 22, 2022

10.	Please tell us how you determined it was unnecessary to reflect the income tax expense impact from your Autonomous Entity Adjustments. Please refer to Rule 11-02 of Regulation S-X.

Response: The Company has revised the Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2021, and the nine months ended September 30, 2022, on pages 71 and 72 of Amendment No. 1, respectively, to reflect the income tax expense impact from Autonomous Entity Adjustments, and has reflected this adjustment in footnote 4(a)(2) and 5(a)(2) of the Notes to the Unaudited Pro Forma Condensed Combined Financial Information on pages 77 and 78 of Amendment No. 1, respectively.

11.	We note your adjustments for transaction costs at 4b and 5b. Please tell us and revise your filing to clarify how you derived the amounts you reflected as pro forma adjustments for transaction costs.

Response: The Company has revised the disclosures relating to adjustments for transaction costs at 5(d) on page 79 to address the Staff’s comment.

12.	We note your footnote 7. Please revise to disclose the quantitative inputs and assumptions used to calculate the fair value of the earnout.

Response: The Company has revised the disclosure on pages 80-81 of Amendment No. 1 to address the Staff’s Comment.

Legal Proceedings, page 109

13.	We note your brief discussion of the class action and derivative lawsuits in connection with the DiamondPeak-Lordstown Motors merger and claims relating to Lordstown vehicle pre-orders and production time line. Please revise to address in greater detail the factual allegations of the lawsuits and the compensation and relief sought in each lawsuit.

Response: The Company has revised the disclosure on pages 117-118 of Amendment No. 1 to address the Staff’s comment.

U.S. Securities and Exchange Commission

November 22, 2022

DHHC Management’s Discussion and Analysis of Financial Condition and Results of Operations Controls and Procedures, page 122

14.	We note your disclosure on page 122 that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective as of June 30, 2022. We further note your disclosure on page 57 that your management has concluded that your disclosure controls and procedures were not effective as of June 30, 2022. Please revise or advise.

Response: The Company has revised the disclosure on page 132 of Amendment No. 1 to address the Staff’s comment.

Information about GSH
Owned and Controlled Lots, page 138

15.	We note your owned lots decreased from 2,764 lots at December 31, 2021 to 275 lots at June 30, 2022. We further note you had 69 active communities at the end of December 2021 and 57 active communities at the end of June 2022 and that your inventory increased from $140 million at December 31, 2021 to $174 million at June 30, 2022. In light of the moderate decrease in active communities and moderate increase in inventory, please clarify how you had a substantial decrease in owned lots.

Response: The Company has revised the disclosure on page 146 of Amendment No. 1 to correct the amount of lots owned and controlled by GSH as of December 31, 2021 and provide updated amounts as of September 30, 2022. The Company notes that, as corrected, there is no longer a substantial decrease in owned lots as between the periods. The Company respectfully submits that the revised disclosure is more closely aligned with and supportive of GSH’s active communities and inventory as of such periods.

GSH’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 148

16.	We note your disclosure that GSH has been affected by supply chain disruption as a result of the COVID-19 pandemic. Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.

Response: The Company has revised the disclosure on page 159 of Amendment No. 1 to address the Staff’s comment.

U.S. Securities and Exchange Commission

November 22, 2022

17.	We note your disclosure that in 2021 and continuing through 2022, the rate of inflation in the United States increased significantly and may continue to increase and that inflation can be correlated with higher mortgage rates. Please disclose any known trends or uncertainties that have had or are reasonably likely to have a material impact on your cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or caused by the inflation. Trends or uncertainties may include the impact of inflation and mortgage interest rates on cost of sales, gross profit, inventory and taxes as well as decrease in demands for homes, increase in cancelation rates, and decrease in backlog.

Response: The Company has revised the disclosure on pages 159-160 of Amendment No. 1 to address the Staff’s comment.

Results of Operations, page 154

18.	We note you have multiple factors that impact your results of operations for several line items. For example purposes only, on page 154, you disclose that cost of sales increased due to inflationary effects on inputs costs and due to an increase in number of homes closed. Please revise your disclosures to separately quantify the impact from each factor.

Response: The Company has revised the disclosures on pages 163-168 of Amendment No. 1 to address the Staff’s comment by separately quantifying the impact of each factor where there are multiple factors impacting fluctuations in GSH’s Results of Operations.

Non-GAAP Financial Measures
EBITDA and Adjusted EBITDA, page 159

19.	We note your adjustment for transaction expenses to arrive at Adjusted EBITDA. Please tell us and revise your filing to clarify the nature of such transaction expenses. Further, please tell us and revise your filing to clarify why the exclusion of transaction expenses provides useful information to investors. Please refer to Item 10(e) of Regulation S-K.

Response: GSH no longer includes an adjustment for transaction expenses in the calculation of Adjusted EBITDA. The Company has revised the disclosure on page 169 of Amendment No. 1 accordingly.

20.	We note your adjustment for interest expense to arrive at EBITDA. Please revise your line item description to indicate that this line item reflects interest expense in cost of sales.

Response: The Company has revised the disclosure on page 169 of Amendment No. 1 to address the Staff’s comment.

U.S. Securities and Exchange Commission

November 22, 2022

The Business Combination
Merger Consideration, page 183

21.	We note your disclosure that the upfront consideration is based on an equity value for GSH of $500 million. Please address the following:

•	Please clarify for us if the upfront consideration is intended to equal $407 million (i.e. $500 million less a downward adjustment for GSH’s closing cash and closing indebtedness of $93 million) or some other amount.

•	To the extent it is intended to equal $407 million, please clarify for us how the value of the UGH Class A common shares, value of the UGH Class B common shares, and value of the Earn Out shares results in $407 million of consideration.

•	To the extent it is intended to equal some other amount, please clarify for us how the value of the UGH Class A common shares, value of the UGH Class B common shares, and value of the Earn Out shares results in that other amount of consideration.

•	To the extent the upfront consideration includes the Earn Out Shares, please clarify for us how the earn out consideration is deemed to be upfront consideration.

Response: The Company has revised the disclosures in Amendment No. 1, including on the cover page and on pages ix, 2, 73, 193 and 220 of Amendment No. 1 to express the aggregate potential consideration of $700 million for the Business Combination, based on (i) the Closing Consideration of $500 million minus GSH’s estimated closing indebtedness plus GSH’s estimated closing cash payable in UHG Class A Common Shares and UHG Class B Common Shares valued at $10 per share plus UHG Class A Common Shares underlying the Rollover Options and the Assumed Warrants and (ii) up to $200 million in additional earnout consideration payable in the form of the contingent right to receive the Earn Out Shares.

Background of the Business Combination, page 184

22.	Please revise to clarify in the negotiations with Company C what “certain key terms” that DHHC believed Company C would not be likely to agree upon to move the business combination forward.

Response: The Company has revised the disclosure on page 196 of Amendment No. 1 to address the Staff’s comment.

U.S. Securities and Exchange Commission

November 22, 2022

23.	We note your statement, on page 11, that “Other than the Financing Commitment Letter, as of the date of this proxy statement/prospectus, no party to the Business Combination Agreement has entered into any PIPE transactions or other equity financing arrangement with any investor.” We also note your statement, on page 197, that “DHHC may enter into other financing arrangements as needed, in addition to the transactions contemplated under the Financing Commitment Letter, to satisfy the Minimum Cash Condition . . . set forth in the Business Combination Agreement. Other than the Financing Commitment Letter, as of the date of this proxy statement/prospectus, no party to the Business Combination Agreement has entered into other financing arrangement with any investor.” Finally, we note your statement that “In July 2022, representatives of DHHC, GSH, BTIG and Zelman discussed conducting a potential PIPE process, and collectively determined not to launch a PIPE process at this time and to re-visit a potential structured PIPE later in the process, after announcement of a transaction but before closing.” Please revise to address this discussion in the Background Section in more detail to clarify if/when DHHC and GSH are contemplating doing a potential PIPE transaction. Also revise your disclosure in the section Contemplated Financing Transactions, on page 197, to address any contemplated financing arrangements if the minimum cash condition is not satisfied with funds from the Trust. Advise us if DHHC or GSH have had, or anyone on your behalf, have initiated substantive discussions regarding any additional financing arrangements.

Response: The Company has revised the disclosures on pages 12, 204 and 207 of Amendment No. 1 to address the Staff’s comment. The Company respectfully informs the Staff that the Company is in the beginning stages of a PIPE offering process to provide funding to meet the Minimum Cash Condition, which it expects to finalize, if successful, in late 2022 or early 2023.

Certain Unaudited Prospective Financial Information of GSH, page 197

24.	We note your statement that “Assumptions that were used by GSH in developing the prospective financial information included, but were not limited to, the following….” Please revise to clarify that these assumptions were the material assumptions used in developing that prospective financial information.

Response: The Company has revised the disclosure on page 208 of Amendment No. 1 to address the Staff’s comment.

Selected Financial Analyses, page 199

25.	We note your use of the term “pro forma revenue” on page 200 and “pro forma projected EBITDA margin” on page 201. Please tell us how you considered the possibility of this measure being confused with pro forma information prepared in accordance with Article 11 of Regulation S-X. Alternatively, please revise to use a term other than “pro forma.”

Response: The Company has revised the disclosure on pages 210-211 Amendment No. 1 to address the Staff’s comment by changing “pro forma” to “adjusted”.

U.S. Securities and Exchange Commission

November 22, 2022

26.	Please provide more detail about how DHHC’s management selected the companies used in its comparable company analysis, especially the land-light homebuilding companies. Also, disclose whether any companies meeting the criterion of publicly traded companies in the homebuilding industry were excluded from the analysis.

Response: The Company has revised the disclosure on page 210 of Amendment No. 1 to address the Staff’s comment.

Interests of DHHC’s Directors and Executive Officers in the Business Combination, page 201

27.	Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Provide similar disclosure for the company’s officers and directors.

Response: The Company has revised the disclosures in Amendment No. 1, including on pages xix-xx, 7, 56, 84 and 212 thereof, to address the Staff’s comment.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES, page 229

28.	We note your statement that “The following discussion is a summary of certain material U.S. federal income tax consequences for holders of Public Shares that participate in the Business Combination or elect to have their Public Shares redeemed for cash.” Please revise to remove “certain” from your introductory sentence.

Response: The Company has revised the disclosure on page 238 of Amendment No. 1 to address the Staff’s comment by removing the word “certain” from the introductory sentence.

29.	We note your statement, on page 233, that “NOTHING IN THE FOREGOING IS INTENDED TO BE, OR SHOULD BE CONSTRUED AS, TAX ADVICE....” Please remove or revise the general disclaimers regarding tax consequences as investors are entitled to rely on your disclosure in the registration statement.

Response: The Company has revised the disclosure on page 242 of Amendment No. 1 to address the Staff’s comment.

U.S. Securities and Exchange Commission

November 22, 2022

Warrants, page 244

30.	Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response: The Company has revised the disclosure on page 253 of Amendment No. 1 to address the Staff’s comment.

Experts, page 260

31.	Please revise your expert section to also reference the financial statements as of December 31, 2020 and for the period from October 7, 2020 (inception) through December 31, 2020 for DiamondHead Holdings Corp.

Response: The Company has revised the disclosure on page 270 of Amendment No. 1 to address the Staff’s comment.

General

32.	Please disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

Response: The Company has revised the disclosure in Amendment No. 1, including on page 5 thereof, to address the Staff’s comment.

33.	Please clarify whether Goldman Sachs has agreed to waive its deferred underwriting fees. We note potentially contradictory disclosure as noted on pages xii, xvii, and 120 while page F-33 indicates that, as of June 30, 2022, Goldman Sachs will receive its underwriting fees.

Response: The Company has revised the disclosure on page F-36 of Amendment No. 1 to address the Staff’s comment.

34.	We note that it appears that Goldman Sachs & Co. LLC has agreed to waive the deferred underwriting commissions. Please clarify why Goldman Sachs has waived the deferred underwriting commission and if they received anything for waiving this fee. Also clarify whether Goldman Sachs will perform any additional services after the business combination. Please also advise us if there are any additional fees payable to Goldman Sachs beyond the contingent underwriting fees. Finally, advise us whether Goldman Sachs performed any additional services after the IPO with contingent fees.

Response: The Company has revised the disclosure on pages xvii and 129 of Amendment No. 1 to address the Staff’s comment.

U.S. Securities and Exchange Commission

November 22, 2022

35.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response:

The Company respectfully advises the Staff that its Sponsor, DHP SPAC-II Sponsor LLC, is a Delaware limited liability company, which is not itself, nor is it controlled by nor does it have substantial ties with, a non-US person. The Company further advises the Staff that the proposed Business Combination is not subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States.

Please contact me at (212) 558-4312 or downesr@sullcrom.com if you have any questions or require any additional information in connection with this letter or Amendment No. 1.

Sincerely yours,

/s/ Robert W. Downes
Robert W. Downes

cc:	David T. Hamamoto, DiamondHead Holdings Corp.
Michael Bayles, DiamondHead Holdings Corp.
Keith Feldman, DiamondHead Holdings Corp.
Michael Nieri, Great Southern Homes, Inc.
Tom O’Grady, Great Southern Homes, Inc.
Steve Lenker, Great Southern Homes, Inc.
Audra Cohen, Sullivan & Cromwell LLP
Andrew M. Tucker, Nelson Mullins Riley & Scarborough LLP
Erin Reeves McGinnis, Nelson Mullins Riley & Scarborough LLP